SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 July 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 14 July 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                    PROTHERICS PLC (the "Company")

                                                        APPLICATION FOR LISTING

7 July 2006: Applications have today been made to the UK Listing Authority and the London Stock Exchange for 295,413 ordinary shares of 2p each in the Company (the "Shares") to be admitted to trading on the London Stock Exchange and to be admitted to the Official
List.  The Shares are being allotted following receipt of a notice from CoVaccine BV to convert €350,000 in nominal value of convertible loan notes (the "Notes") into fully paid ordinary shares in Protherics PLC.

CoVaccine BV received the Notes under the terms of an agreement entered into by the Company with CoVaccine BV on 6 June 2006 in respect of the acquisition of CoVaccine's novel adjuvant, as announced on 7 June 2006.

The Shares will rank equally with the existing issued ordinary shares of the Company.

Following admission of the Shares, the Company's issued share capital will be 260,710,573 Ordinary Shares.

For further information contact:

Protherics PLC                                                                    +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                                                   +44 (0) 1928 518010
Nick Staples, Corporate Affairs                                           +44 (0) 7919 480510 (mobile)

Financial Dynamics                                                                +44 (0) 20 7831 3113
Ben Atwell/David Yates

END